Filed Pursuant to Rule 253(g)(2)

File No. 024-11170

Supplement No. 2 to Offering Circular dated June 25, 2020

CITYZENITH HOLDINGS INC.

2506 NORTH CLARK ST. #235

CHICAGO, IL 60614, USA

(312) 282-2900

www.cityzenith.com

This Offering Circular Supplement No. 2 (the “Supplement”) relates to the Offering Circular of Cityzenith Holdings, Inc., a Delaware corporation (the “Company”), dated June 19, 2020 (the “Offering Circular”) and the Supplement No. 1 dated June 25, 2020 (“Supplement No. 1), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 20,000,000 shares of common stock (“Offered Shares”) at an offering price of $1.15 per share for gross proceeds of up to $20,000,000 on a “best efforts” basis and 7,000,000 shares of common stock and shares of common stock underlying warrants and options (“Resell Shares”) on behalf of selling shareholders (“Selling Shareholders”).  This Supplement should be read in conjunction with the Offering Circular and Supplement No. 1, and is qualified by reference to the Offering Circular and Supplement No. 1, except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and Supplement No. 1 and may not be delivered without the Offering Circular.

This Supplement is being filed to correct prior typo-graphical errors relating to the Bonus Program and provide additional information regarding listing requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to the Offering Circular is June 26, 2020.

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UP TO 27,000,000 SHARES OF COMMON STOCK

Cityzenith Holdings Inc., a Delaware corporation (the “Company”) is offering and seeking to qualify 20,000,000 shares of our Common Stock (the “Shares”) at $1.15 per share (the “Offering”). We are also offering up to 7,000,000 shares of common stock and shares of common stock underlying warrants and options on behalf of the selling shareholders.  The target offering is $20,000,000 (the “Target Offering”); provided, however, the Company may elect to take such lesser amounts in its sole discretion. The 20,000,000 shares include up to 2,608,696 common shares issued as bonus shares based upon investment level.  Investors participating in this bonus program may receive an effective discount of up to $0.15 per share or 13%.  See “Plan of Distribution and Selling Shareholders.”  Expenses of the Offering are estimated to be $100,000.  All of the Shares qualified for sale by us and the selling shareholders will be sold at a fixed price.

This is our Offering, and no public market currently exists for our Shares. The Offering price may not reflect the market price of our Shares after the Offering. The Company has set a minimum investment requirement of $500 but may accept subscriptions for less at the discretion of our CEO. Purchasers of our Shares qualified hereunder may be unable to sell their securities until such time as a public market for our securities develops. As a result, you may find it more difficult to dispose of, or obtain accurate quotes of our common stock. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

This offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings.   The Company has engaged Prime Trust, LLC as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors until requested by the Company.  We will hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors. There is no minimum offering amount and the Company anticipates undertaking closings on a rolling basis without qualifications for such closings.  Investors will not be entitled to receive a return of funds held in escrow and the Company may direct a closing regardless of the amount which is being held in escrow at such time. After each such closing, funds tendered by investors will be available to the Company. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) thirty six months from the date upon which the Securities and Exchange Commission qualifies the Offering Statement of which this Offering Circular forms a part, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion.

We will not receive any of the proceeds from the sale of shares by the selling shareholders. Resale shares may be sold to or through underwriters or dealers, directly to purchasers or through agents designated from time to time by the selling shareholders. For additional information regarding the methods of sale, you should refer to the section entitled “Plan of Distribution and Selling Shareholders” in this offering.

We have engaged StartEngine Primary LLC (“StartEngine”), a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, or FINRA, which we refer to as the underwriter or placement agent.  StartEngine is the underwriter for this offering. Startengine is selling our shares in this offering on a best efforts basis and is not required to sell any specific number or dollar amount of shares offered by this offering circular, but will use its best efforts to sell such shares. The placement agent will receive compensation for sales of the shares offered hereby at a fixed commission rate of 7% of the gross proceeds of the offering and sold by the Placement Agent.

To public in this offering:	Number of Shares of Common Stock		Price to public	Underwriting discount and commissions(2)	Proceeds to issuer(3)
Per share	n/a		$1.15	$0.0805	$1.0695
Total maximum	20,000,000	(1)	$20,000,000	$1,400,000	$18,600,000

To placement agent:	Number of Shares of Common Stock	Price to public		Underwriting discount and commissions		Proceeds to issuer
Placement agent warrants	(4)	$	n/a	$	n/a	$	n/a
Shares of common stock underlying warrants	(4)	$	n/a	$	n/a	$	n/a

(1) (2)

The target offering is 20,00,000 shares at $1.15 per share for $20,000,000.  Includes up to 2,608,696 common shares issued as bonus shares based upon investment level.  The additional 2,608,696 bonus shares represent an effective discount of $0.15 per share or 13%.  See “Plan of Distribution and Selling Shareholders.”

See “Plan of Distribution and Selling Shareholders” for details of the compensation payable to the placement agent.

(3)

We estimate the total expenses of this offering, excluding the placement agent commissions, will be approximately $100,000. Because this is a best-efforts offering, the actual public offering amount, placement agent commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.

(4)

In addition to the discounts and commissions included in the above table, we have agreed to issue the placement agent at each closing a warrant to purchase a number of shares of Common Stock equal to 5% of the total of the total number of shares sold in such closing; provided that no such warrants will be issued for the shares sold to the excluded institutional investors noted above. The placement agent warrants will have a five-year term, will be exercisable at a price equal to $1.15, which is 100% of the of the public offering price, and will contain a standard cashless exercise provision. The placement agent warrants are not being qualified under the offering statement of which this offering circular is a part.

SHARES OFFERED SELLING SHAREHOLDERS(1)	PRICE TO PUBLIC (2)	PLACEMENT AGENT COMMISSIONS(3)	PROCEEDS TO THE SELLING SHAREHOLDERS
Per Share	$1.15	7%	$1.07
Minimum Purchase	None	Not Applicable	Not Applicable
Total (7,000,000 Shares)	$8,050,000	7%	$7,486,500 (4)

(1) (2) (3) (4)

The selling shareholders are offering up to 7,000,000 shares of Common Stock, which includes up to 1,416,180 warrants to purchase common shares at a strike price of $1.00 or $1.6181 per share and up to 1,489,136 options exercisable at between $1.00 and $1.6181 per share, which shall be offered only after the Company has raised $10 million in gross proceeds in this offering.

Offering price of $1.15 and a maximum number of shares offered in this offering of 7,00,000 shares for an estimated maximum aggregate offering of $8,050,000 to be paid to the Selling Shareholders listed in this Offering Circular.

Commissions payable to placement agent for sales of resale shares by placement agent.

Presumes sale of all 7,000,000 shares by selling shareholders.

Prior to this offering, there has been no public market for our Common Stock or Preferred Stock. We may apply for the listing of our Common Stock on a national exchange (i.e., NYSE or NASDAQ) or for the quotation of our Common Stock on the OTCQB or OTCQX market maintained by OTC Markets Group Inc. after this offering is successfully concluded, subject to certain considerations, including, without limitation, the size and timing of the completion of this offering, and whether we accomplish certain commercialization milestones.  In order to qualify for listing on NASDAQ, the Company would have to meet certain requirements, including having a shareholder equity of at least $2,000,000, at least 100,000 shares of public float, a minimum of 300 shareholders, total assets of $4,000,000, $3 minimum bid price of the company stock and a public float market value of $1,000,000.  Listing on the OTCQX requires the Company, among other things, (a) to have $2,000,000 in total assets of as of the most recent annual or quarter end; (b) to have at least one of the following as of the most recent fiscal year end: (i) $2 million in revenues; (ii) $1 million in net tangible assets; (iii) $500,000 in net income; or (iv) $5 million in market value of publicly traded securities; and (c) to have a bid price of $5 or more, or have net tangible assets of $2 million if the Company has been in continuous operation for at least three years, or $5,000,000 if the Company has been in continuous operation for less than three years which qualification can be satisfied as of the end of a fiscal period or as a result of an interim capital raise, or have average revenue of at least $6,000,000 for the last three years.  OTCQX also requires the Company to have at least 50 beneficial shareholders each owning at least 100 shares, be in good standing in its state of incorporation and not be a blank check or shell company.  There is no guarantee that the Company will qualify for listing upon any exchange or market.  Failure by the Company to qualify for one of these exchanges or markets would substantially decrease the liquidity of the Shares.

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Perks

Certain investors are entitled to receive the following benefits or “perks”, based upon the amounts they invest in this Offering, The “perks” include the following:

•For those who invest between $1,000 and $4,999:

o“TwinUp” Advance Release Beta Subscription + 1 x Free 12-Month Standard Subscription (Estimated Release | Date Q3/4 2020)

oYour name added to our website

•For those who invest between $5,000 and $9,999:

oBonus Shares equal to 5% of purchased shares

o“TwinUp” Advance Release Beta Subscription + Up to 5 x Free 12-Month Standard Subscriptions (Estimated Release | Date Q3/4 2020)

oAttend 1 x Cityzenith CEO Investor Update Call

oYour name added to our website

•For those who invest between $10,000 and $24,999:

oBonus Shares equal to 10% of purchased shares

o“TwinUp” Advance Release Beta Subscription + Up to 15 x Free 12-Month Standard Subscriptions (Estimated Release | Date Q3/4 2020)

o“A Digital Twin of Your Home” (BEGINNER), LOD3 (exterior only, max. 5,000 sq. ft.)

oAttend 2 x Cityzenith CEO Investor Update Calls

oYour name and logo added to our website

•For those who invest between $25,000 and $49,999:

oBonus Shares equal to 12% of purchased shares

oDigital Twin Pilot (INTERMEDIATE)

oTwinUp” Advance Release Beta Subscription + Up to 50 x Free 12-Month Standard Subscriptions (Estimated Release | Date Q3/4 2020)

oSmartWorldPro V 2.0 License Subscription (12-months, Up to 5 x named user licenses)

o“A Digital Twin of Your Home or Office”, LOD4 with precision 3D laser scan (exterior, max. 5,000 sq. ft.), max 2 data/api connections

oAttend 3 x Cityzenith CEO Investor Update Calls

oYour name and logo added to our website

•For those who invest $50,000 or more:

oBonus Shares equal to 15% of purchased shares

oDigital Twin Pilot (PRO)

oTwinUp” Advance Release Beta Subscription + Up to 100 x Free 12-Month Standard Subscriptions (Estimated Release | Date Q3/4 2020)

oSmartWorldPro V 2.0 License Subscription (12-months, Up to 15 x named user licenses)

o“A Digital Twin of Your Home or Office”, LOD4 with precision 3D laser scan (interior & exterior), max 10,000 sq. ft., max 5 data/api connections, custom dashboard

oAttend 4 x Cityzenith CEO Investor Update Calls

o30-minute 1-1 call with founder and CEO Michael Jansen

oYour name and logo added to our website